MEMORIAL PRODUCTION PARTNERS LP
1401 MCKINNEY, SUITE 1025
HOUSTON, TEXAS 77010
December 6, 2011
VIA EDGAR
H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Mail Stop 4628
Washington, D.C. 20549-3561

Re:	Memorial Production Partners LP
Registration Statement on Form S-1
File No. 333-175090
Dear Mr. Schwall:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Memorial Production Partners LP (the “Partnership”) hereby requests acceleration of the effective date of the above referenced Registration Statement on Form S-1 to December 8, 2011 at 2:00 p.m., Eastern, or as soon as practicable thereafter.
     The Partnership hereby acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Roger Schwall
December 6, 2011
Signature Page
Very truly yours,
Memorial Production Partners LP

By:	Memorial Production Partners GP LLC, its general partner

By:	/s/ John A. Weinzierl
John A. Weinzierl
President and Chief Executive Officer

cc:	John Goodgame, Akin Gump Strauss Hauer & Feld LLP Douglas E. McWilliams, Vinson & Elkins L.L.P. Christopher Ray, Natural Gas Partners